MUSTWATCH LLC

Statements of Cash Flows

(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Cash flows from operating activities			
Net loss	$ (1,122.60)	$ (379.00)	$ (728.00)
Changes in operating assets and liabilities:			
Net cash used in operating activities	(1,122.60)	(379.00)	(728.00)
Cash flows from investing activities			
App development and trademark	(31,741.00)	-	-
Net cash used in investing activities	(31,741.00)	-	-
Cash flows from financing activities			
Proceeds from issuance of common stock	34,021.42	-	-
Proceeds from BDC loan	5,000.00		
Proceeds from related party loan	-	379.00	728.00
Net cash provided by financing activities	39,021.42	379.00	728.00
Net cash increase for period	6,157.82	-	-
Cash at beginning of period	-	-	-
Cash at end of year	$ 6,157.82	$ -	$ -
Supplemental disclosure of cash flow information			
Cash paid during the period for:			
Income taxes	$ -	$ -	$ -
Interest	$ -	$ -	$ -